[THE FOLLOWING WILL BE DELIVERED BY ELECTRONIC MAIL]


June 5, 2001

             AMENDMENT TO OFFER TO EXCHANGE OUTSTANDING OPTIONS UNDER THE SYCAMORE NETWORKS, INC. 1999 STOCK INCENTIVE PLAN, THE SYCAMORE NETWORKS, INC. 1998 STOCK INCENTIVE
         PLAN AND THE SIROCCO SYSTEMS, INC. 1998 STOCK OPTION PLAN


         Due to potential adverse tax consequences in connection with the receipt of restricted stock by employees who are tax residents of Canada, France, Germany, Japan, Spain, Sweden, Switzerland or the United Kingdom, Sycamore Networks, Inc. (the "Company") has amended the offer to exchange with respect to employees who are tax residents of any of the above countries. The offer to exchange, as amended, will permit employees who are tax residents of any of the above countries, who are otherwise eligible to participate in the offer, to forego the restricted stock grant and receive all stock options in exchange for any eligible options tendered by the employee. These new options will be identical in all respects to the new options otherwise to be granted pursuant to the offer, and all other terms and conditions of the offer are applicable to the employees and their tender of options. Only employees who are tax residents of the countries noted above are eligible to make this election.

         In light of this amendment and Securities and Exchange Commission rules and regulations governing offers of this type, we are extending the offer to exchange until 12:00 midnight Eastern time on Monday, June 19, 2001. Certain other key dates tied to the expiration date of the offer, including the expected grant dates for the restricted stock and new options, have also changed as a result of the extension of the offer. To tender your options, you will be required to properly complete and return to the Company the letter of transmittal and any other documents specified in that letter by the expiration date of the Offer. You must deliver a properly executed paper copy or facsimile copy of the documents. E-mail delivery will not be accepted. If you have already tendered your options pursuant to the terms of the offer and the letter of transmittal, you do not need to do anything further, unless you are a tax resident of the countries noted above.

         If you have any questions about the offer, please contact Katy Galli by telephone: (978) 250-2900, facsimile: (978) 250-6981 or email:
Katy.Galli@sycamorenet.com.

         Once again, we thank you for your continued efforts on behalf of the Company.

                                 Sincerely,

                                 /s/ Frances M. Jewels

                                 Frances M. Jewels
                                 Chief Financial Officer